U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

   Landuyt                          William                 M.
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   (Last)                           (First)             (Middle)
   Millennium Chemicals Inc.
   230 Half Mile Road
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                                    (Street)

   Red Bank,                          NJ                 07701
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


   Millennium Chemicals Inc.  (MCH)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year


   October 2001
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

   Chairman, President and Chief Executive Officer
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock $0.01 par value/share                            V                                    7,166        I         401(k)(1)
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Common Stock $0.01 par value/share                                                                 4,223        I         401(k)
                                                                                                                           window(2)
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Common Stock $0.01 par value/share    10/8/01        J               10,173      D               146,968        D        restricted
                                                                                                                        stock(3)(3A)
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Common Stock $0.01 par value/share                                                               140,660        D         (3A)
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Common Stock $0.01 par value/share                                                                 2,890        I         (4)
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Common Stock $0.01 par value/share                                                               163,736        I         (5)
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Common Stock $0.01 par value/share                            V                                   14,744        I         (6)
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*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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                                                                               Common
Option              $16.87   5/18/01  A        176,000 A     5/18/02  5/18/11  Stock     176,000  -       176,000   D        (7)
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Explanation of Responses:
1. Represents the value of the Reporting Persons's Company Stock Fund Account in the Company's 401(k) plan as of October 31, 2001, expressed as share equivalents. As of such date, approximately 95.18% of the Company Stock Fund was invested in Company Common Stock, and the remainder was invested in cash.

2. Represents the number of shares of Company Common Stock in the Reporting Person's Individual Brokered Account within the Company's 401(k) plan as of Oct. 31, 2001.

3. Represents shares of unvested restricted stock granted to the Reporting Person on October 8, 1996 under the Issuer's Long Term Stock Incentive Plan as follows: (i) 33,882 shares which may vest over a five-year period, and
   (ii) 113,085 shares which may be earned for the five-year performance period ending December 31, 2001, subject to the achievement of performance goals, 50% of which may be distributed after the Company's Board certifies performance and 50% of which may be distributed over a five-year period commencing on the date earned.

3A.On October 8, 2001, 37,338 shares of restricted stock vested under the Issuer's Long Term Stock Incentive Plan; 10,173 of these shares were transferred to the Reporting Person's former spouse pursuant to a divorce settlement.

4. Represents shares held by two trusts created by the Reporting Person for his two children.

5. Reflects shares allocated to the Reporting Person's account under the Company's Salary and Bonus Deferral Plan.

6. Represents amounts allocated to, and the total holdings in, the Reporting Person's Company Stock Fund Account in the Company's Supplemental Savings and Investment Plan as of October 31, 2001, expressed as share equivalents. Because the trustee and record keeper for this plan utilize unit accounting for the Company Stock Fund rather than share accounting, these amounts represent share equivalents allocated to the Reporting Person's account rather than shares of Common Stock.

7. Represents an option granted to the Reporting Person on May 18, 2001 under the Issuer's Long Term Stock Incentive Plan to purchase 176,000 shares of the Issuer's Common Stock at $16.87 per share.




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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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